UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934
For the month of January, 2009
Commission File Number 001-15190
Satyam Computer Services Limited
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
Satyam Infocity
Unit — 12, Plot No. 35/36
Hi-tech City layout, Survey No. 64, Madhapur
Hyderabad — 500 081
Andhra Pradesh, India
(91) 40 3063 6363
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.
The Company is incorporating by reference the information and exhibits set forth in this Form 6-K into its registration statement on Form S-8 (Registration No. 333-13772 and Registration No. 333-139949).

SIGNATURE
EXHIBITS INDEX
EX-99.1 SEBI Proceedings of the Whole Time Member Appointing Investigating Authority dated January 7, 2009.
EX-99.2 Court Order of the Special Judge for Economic Offences
Ex-99.3 Press Release of Satyam dated January 9, 2009
Ex-99.4 Order of the Company Law Board Principal Bench New Delhi dated January 9, 2009.

Other Events
As previously disclosed in Satyam’s Form 6-K submitted to the Securities and Exchange Commission on January 8, 2009, the Securities and Exchange Board of India (“SEBI”) has informed Satyam that it has launched a formal investigation regarding the circumstances surrounding the financial irregularities alleged in the resignation letter of B. Ramalinga Raju, Satyam’s former Chairman of its Board of Directors, which was attached as exhibit 99.2 to Satyam’s Form 6-K submitted to the Securities and Exchange Commission on January 7, 2009 (the “Raju Resignation Letter”). A copy of the SEBI proceedings of the whole time member appointing the investigating authority is attached hereto as exhibit 99.1 and is incorporated herein by reference.
By order of the Special Judge for Economic Offences at Hyderabad (the “Order”), on January 8, 2009, the Registrar of Companies, Andhra Pradesh (the “Registrar”), launched a “search and seize” operation as part of a formal investigation regarding the circumstances surrounding the financial irregularities alleged in the Raju Resignation Letter. In connection with its investigation, the Registrar has seized certain books of accounts, papers and ledgers, as well as other physical and electronic documentation, from Satyam’s registered office and other offices. A copy of the Order is attached hereto as exhibit 99.2 and is incorporated herein by reference.
On January 9, 2009, Satyam issued a press release announcing that it had received a formal communication from the Government of India (the “Government”) informing Satyam of the decision to suspend with immediate effect Satyam’s existing Board of Directors and to nominate up to ten new directors to Satyam’s Board of Directors. The press release also announced that the meeting of Satyam’s Board of Directors originally scheduled for January 10, 2009, had been cancelled and Satyam’s new Board of Directors is expected to meet within seven days of its constitution. A copy of the press release is attached hereto as exhibit 99.3 and is incorporated herein by reference. The formal communication from the Government referred to in the press release is attached hereto as exhibit 99.4 and is incorporated herein by reference.
Exhibits:

99.1	SEBI Proceedings of the Whole Time Member Appointing Investigating Authority dated January 7, 2009.

99.2	Court Order of the Special Judge for Economic Offences at Hyderabad dated January 8, 2009.

99.3	Press Release of Satyam dated January 9, 2009.

99.4	Order of the Company Law Board Principal Bench New Delhi dated January 9, 2009.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SATYAM COMPUTER SERVICES LIMITED
/s/ G. Jayaraman
Name : G. Jayaraman
Title : Global Head — Corp. Governance & Company Secretary

Date : January 9, 2009

EXHIBITS INDEX
99.1	SEBI Proceedings of the Whole Time Member Appointing Investigating Authority dated January 7, 2009.

99.2	Court Order of the Special Judge for Economic Offences at Hyderabad dated January 8, 2009.

99.3	Press Release of Satyam dated January 9, 2009.

99.4	Order of the Company Law Board Principal Bench New Delhi dated January 9, 2009.